Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
December 15, 2005

Extendicare Inc. Declares Common and Preferred Share Dividend Payments - TSX: EXE.MV, EXE.SV, EXE.PR.B, EXE.PR.C, EXE.PR.D and EXE.PR.E

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) announced the declaration today by its Directors of quarterly dividends on the Company’s common shares and Class I Preferred Shares, payable on February 15, 2006 to shareholders of record on January 31, 2006.

The dividends on the common shares are $0.05 per Subordinate Voting Share (EXE.SV) and $0.025 per Multiple Voting Share (EXE.MV). The fixed rate quarterly dividend on the Company’s Class I, Series 3 Preferred Shares (EXE.PR.C) is $0.2475 per share. The floating rate dividends on its Class I, Series 2 (EXE.PR.B) and Series 4 (EXE.PR.D) Preferred Shares will be determined by applying $25.00 to one quarter of 71% and 72% of the average Canadian prime rate of interest, respectively, for the quarter ending December 31, 2005.

In addition, a monthly dividend of $0.079 per share on the Company’s Class II Preferred Shares, Series 1 (EXE.PR.E) was declared today, payable on January 16, 2006 to shareholders of record as at December 30, 2005. The floating rate monthly dividend on the Class II Preferred Shares, Series 1 is based on the prime interest rate on November 30, 2005.

For further information, contact:

Extendicare Inc.

Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003
Visit Extendicare’s Website @ www.extendicare.com